Exhibit 8.1

August 25, 2005

To the Addressees Listed

on Schedule I Attached Hereto

Re:	Accredited Mortgage Loan Trust 2005-3

Ladies and Gentlemen:

We have acted as tax counsel to Accredited Mortgage Loan Trust 2005-3, a Delaware statutory trust (the “Issuer”) in connection with the issuance of Asset-Backed Notes, Series 2005-3, Class A-1, Class A-2A, Class A-2B, Class A-2C, Class A-2D, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Notes (collectively, the “Notes”) by the Issuer under an Indenture, dated as of August 1, 2005 (the “Indenture”), between the Issuer as Issuer and LaSalle Bank National Association, as Indenture Trustee. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Appendix to the Indenture.

As tax counsel, we have reviewed such documents as we deemed appropriate for the purposes of rendering the opinions set forth below, including the following: (i) the Indenture, (ii) a Trust Agreement dated as of August 15, 2005, and amended and restated by the Amended and Restated Trust Agreement, dated August 25, 2005, between U.S. Bank Trust National Association as Owner Trustee, Accredited Home Lenders, Inc. as Sponsor (the “Sponsor”) and Accredited Mortgage Loan REIT Trust as Depositor, (iii) the Prospectus Supplement, dated August 22, 2005 along with the underlying Base Prospectus, dated June 14, 2005 (together, the “Prospectus”) and (iv) other documents and matters of fact and law as we deem necessary for purposes of rendering the opinions set forth below. In addition, in conducting our analysis we have relied on certain representations made to us by the Sponsor and the representative of its underwriters.

We have examined the questions of whether the Notes issued under the Indenture will be treated as indebtedness and how the Issuer will be taxed for federal income tax purposes. Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. The opinion of tax counsel is not binding on the courts or the Internal Revenue Service (the “IRS”).

In general, whether a transaction constitutes the issuance of indebtedness for federal income tax purposes is a question of fact, the resolution of which is based primarily upon

To the Addressees Listed on

Schedule I Attached Hereto

August 25, 2005

the economic substance of the instruments and the transaction pursuant to which they are issued rather than the form of the transaction or the manner in which the instruments are labeled. No transaction closely comparable with the transaction contemplated by the Indenture has been the subject of any Treasury regulation, revenue ruling or judicial decision. The IRS and the courts have set forth various factors to be taken into account in determining whether or not a transaction constitutes the issuance of indebtedness for federal income tax purposes, which we have reviewed as they apply to this transaction.

Based upon the foregoing, and such legal and factual investigations as we have deemed appropriate, we are of the opinion that for federal income tax purposes:

1. The Notes, other than Notes held by the owner of the Trust Certificates, will be characterized as indebtedness because (a) the characteristics of the Notes strongly indicate that in economic substance the transaction is the issuance of indebtedness, (b) the form of the transaction is an issuance of indebtedness and (c) the parties have stated unambiguously their intention to treat the Notes as indebtedness for tax purposes.

2. Assuming compliance with the terms of the Trust Agreement and the related documents, and as long as the Trust Certificates are held by a real estate investment trust (“REIT”) or a “qualified REIT subsidiary” within the meaning of Section 856 of the Code, the Issuer will be treated as a qualified REIT subsidiary and will not be characterized as an association (or a publicly traded partnership) taxable as a corporation.

3. The statements under the captions “Summary—Federal Income Tax Status” and “Material Federal Income Tax Consequences” in the Prospectus, as they relate to federal income tax matters and to the extent that they constitute matters of law or legal conclusions with respect thereto, are correct in all material respects.

This opinion letter is rendered as of the Closing Date, at the request of the addressees hereof, for the sole benefit of each addressee, and no other person or entity is entitled to rely hereon without our prior written consent. We express no opinion on any matter not discussed in this letter and we undertake no obligation to update this letter or the opinions contained herein after the date hereof.

Pursuant to U.S. Treasury Department Circular 230, any tax advice contained in this communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties. Further, this advice was written to support the promotion or marketing of the transaction and/or matters addressed herein and each affected party should seek advice based on its particular circumstances from an independent tax advisor.

Very truly yours,

SCHEDULE I

Accredited Home Lenders, Inc. 15090 Avenue of Science San Diego, California 92128	Barclays Capital Inc. 200 Park Avenue New York, New York 10166

Credit Suisse First Boston LLC Eleven Madison Avenue, 5th Floor New York, New York 10010-3629	Goldman, Sachs & Co. 85 Broad Street New York, New York 10004

Moody’s Investors Service, Inc. 99 Church Street New York, New York 10007	Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036

Accredited Mortgage Loan Trust 2005-3 c/o U.S. Bank Trust National Association 209 South LaSalle Street, Suite 300 Chicago, Illinois 60604	LaSalle Bank National Association, as Indenture Trustee 135 South LaSalle Street, Suite 1625 Chicago, IL 60603 Attn: Global Securitization Trust Services Group—Accredited 2005-3

U.S. Bank Trust National Association 209 South LaSalle Street, Suite 300 Chicago, Illinois 60604	Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies 55 Water Street New York, New York 10004

Swiss Re Financial Products Corporation 55 East 52nd Street New York, New York 10055	Accredited Mortgage Loan REIT Trust 15090 Avenue of Science San Diego, California 92128

Dominion Bond Rating Service, Inc. 55 Broadway, 15th Floor New York, New York 10006